Quarterly Presentation of Financial Transactions 2nd quarter September 30, 2003

ISSN 0706-3164

Legal deposit
Bibliothèque nationale du Québec, 2003

Publication date: December 2003

Web site: http://www.finances.gouv.qc.ca

Presentation of financial transactions 2nd quarter — September 30, 2003

Presentation of financial transactions
as at September 30, 2003

Section 1
 Fiscal year 2002-2003
Results of consolidated financial transactions

Section 2
 Fiscal year 2003-2004
Forecasts of consolidated financial transactions

Appendix 1
 Tables of 2002-2003 and 2003-2004 consolidated financial transactions

Appendix 2
 Accounting policies

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Presentation of financial transactions 2nd quarter — September 30, 2003

Section 1

Fiscal year 2002-2003
Results of consolidated financial transactions

Results of 2002-2003 financial transactions ...........................................................................................................7

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Presentation of financial transactions 2nd quarter — September 30, 2003

Results of 2002-2003 financial transactions

The preliminary results for 2002-2003 have been revised and now show a budget deficit of $528 million. Last September, when the Quarterly Presentation of Financial Transactions as at June 30, 2003 was released, the budget deficit was estimated at $221 million. The deficit was attributable essentially to adjustments to prior years and to an increase in spending for bad debts of the ministère du Revenu.

TABLE 1

GOUVERNEMENT DU QUÉBEC SUMMARY OF 2003-2004 CONSOLIDATED FINANCIAL TRANSACTIONS[1] (in millions of dollars)
	Preliminary results
	Quarterly Presentation as at June 30, 2003	Revised	Change

Budgetary transactions
Own-source revenue
— excluding government enterprises	39 651	39 651	—
— government enterprises	3 922	3 665	-257
Federal transfers	9 307	9 307	—

Total revenue	52 880	52 623	-257

Operating expenditure	-46 016	-46 066	-50
Debt service	-7 085	-7 085	—

Total expenditure	-53 101	-53 151	-50

Budgetary balance	-221	-528	-307

Non-budgetary transactions
Investments, loans and advances	-1 795	-1 552	243	[2]
Fixed assets	-1 525	-1 482	43
Retirement plans	2 007	2 007	—
Other accounts	-51	-23	28

Non-budgetary requirements	-1 364	-1 050	314

Net financial requirements	-1 585	-1 578	7

Financing transactions
Change in cash position	-2 225	-2 232	-7
Change in direct debt	5 451	5 451	—
Retirement plans sinking fund	- 1 641	- 1 641	—

Total financing of transactions	1 585	1 578	– 7

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.
1	According to the budgetary and financial structure in effect for fiscal year 2003-2004.
2	Attributable chiefly to the deterioration in the results of the Société générale de financement du Québec which reduces the value of the government's interest in this enterprise but does no result in a financial requirement.

Presentation of financial transactions 2nd quarter — September 30, 2003

The increase in the deficit for 2002-2003 since the Quarterly Presentation of Financial Transactions as at June 30, 2003 results in particular from the exceptional losses of the Société générale de financement du Québec (SGF).

Exceptional losses of SGF and the Innovatech corporations

Decline in the value of the government's interest in SGF

Recently, SGF and an accounting firm have undertaken a reassessment of its investment portfolio. As a result of this work, SGF expects to record a loss of $500 million for its fiscal year ending December 31, 2003. Furthermore, SGF anticipates additional losses of $144 million for its fiscal years ending December 31, 2004 and 2005, bringing the total loss, including the current fiscal year, to $644 million.

TABLE 2

FORECAST RESULTS — SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC (in millions of dollars)

	2003	2004	2005	Total

Anticipated losses	-500	-106	-38	-644

Impact of SGF results on the government's revenue

SGF estimates that it incurred losses of $274 million during the period from January 1 to March 31, 2003. These losses must be charged to the government's fiscal year 2002-2003. Since a loss of $17 million had already been charged in this regard in the Quarterly Presentation as at last June 30, revenue must be reduced by an additional $257 million.

Work is continuing to determine the fiscal year of the government to which the balance of the anticipated losses of SGF is to be charged. Until this work is completed, the forecast loss of $163 million indicated in the Quarterly Presentation of Financial Transactions as at June 30, 2003 is maintained for fiscal year 2003-2004.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 3

IMPACT OF THE RESULTS OF THE SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC ON THE GOVERNMENT'S REVENUE (in millions of dollars)
		Remaining losses to be charged
			To be determined
	2002-2003	2003-2004		Total

Losses of $644 million	-274	-163	-207	-644
Less: amount recorded in the Quarterly Presentation as at June 30, 2003	-17	-163	n.a.	n.a.

Change compared to Quarterly Presentation as at June 30, 2003	-257	—	n.a.	n.a.

n.a.: not applicable

Allowance to reflect the reassessment of investments in the Innovatech corporations

Turning to the Innovatech corporations, an accounting firm has been retained to reassess the value of the investments held by these corporations. However, a negative allowance of $100 million has already been entered against the expected results of the Innovatech corporations in 2003-2004 to reflect potential losses. A final amount will be determined once the accounting firm has submitted its report.

Overall, the government's financial framework will be negatively affected by $744 million because of the losses of SGF ($644 million) and the Innovatech corporations ($100 million).

TABLE 4

ANTICIPATED LOSSES — SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC AND INNOVATECH CORPORATIONS (in millions of dollars)
		Remaining losses to be charged
			To be determined
	2002-2003	2003-2004		Total

SGF	-274	-163	-207	-644
Innovatech corporations	—	-100	—	-100

Total	-274	-263	-207	-744

Presentation of financial transactions 2nd quarter — September 30, 2003

Budget impact arising from the end of the GIRES project in its current form

Lastly, the government announced on September 30, 2003 that it was terminating the GIRES project in its current form. The objective of this project was to develop an integrated computerized management system for the government's human, financial and physical resources. In the wake of this decision, an examination of the costs of the project that have been capitalized to date was undertaken. The examination indicated that a write-down of $50 million must be charged against the government's assets since it is related to work that cannot be used in a future project. Since the future of the GIRES project was uncertain as at March 31, 2003, the accounting rules require that the write-down be charged to 2002-2003. As a result of this write-down, expenditure and the annual deficit for 2002-2003 are increased by $50 million.

Presentation of financial transactions 2nd quarter — September 30, 2003

Section 2

Fiscal year 2003-2004
Forecasts of consolidated financial transactions

Forecasts of 2003-2004 financial transactions	13
Budgetary transactions	14
Non-budgetary transactions	17
Financing transactions	17
Results as at September 30, 2003	18

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Presentation of financial transactions 2nd quarter — September 30, 2003

Forecasts of 2003-2004 financial transactions

The objective of a balanced budget is maintained for 2003-2004. However, to achieve this objective, a shortfall of $944 million, attributable in particular to the portion of the exceptional losses of $744 million of SGF and the Innovatech corporations relating to 2003-2004 and to the downward adjustment to federal transfers, will have to be closed by the end of this fiscal year. Regarding federal transfers, discussions are underway with the federal government to reduce the size of the impact of the negative adjustments.

TABLE 5

GOUVERNEMENT DU QUÉBEC SUMMARY OF 2003-2004 CONSOLIDATED FINANCIAL TRANSACTIONS (in millions of dollars)
	June 12, 2003 Budget Speech
		Revised forecasts
			Change

Budgetary transactions
Own-source revenue
— excluding government enterprises	41 423	41 072	-351
— government enterprises
— exceptional losses of SGF and the Innovatech corporations	-26	-263	-237
— other	3 968	4 168	200
Federal transfers	9 584	8 884	-700

Total revenue	54 949	53 861	-1 088

Operating expenditure	-47 437	-47 437	—
Debt service	-7 512	-7 368	144

Total expenditure	-54 949	-54 805	144

Shortfall to make up	—	944	944

Budgetary balance	0	0	0

Non-budgetary transactions
Investments, loans and advances	-1 814	-1 581	233
Fixed assets	-1 334	-1 334	—
Retirement plans	2 041	2 172	131
Other accounts	-716	-1 080	-364

Non-budgetary requirements	-1 823	-1 823	0

Net financial requirements	-1 823	-1 823	0

Financing transactions
Change in cash position	4 454	4 454	—
Change in direct debt	-278	-278	—
Retirement plans sinking fund	-2 353	-2 353	—

Total financing of transactions	1 823	1 823	0

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

Presentation of financial transactions 2nd quarter — September 30, 2003

Budgetary transactions

Budgetary revenue

The Budget of last June 12 forecast own-source revenue of $45 365 million and federal transfers of $9 584 million for a total of $54 949 million. This forecast is adjusted downward by $1 088 million.

TABLE 6

BUDGETARY REVENUE CHANGE COMPARED TO THE BUDGET OF JUNE 12, 2003 (in millions of dollars)
Own-source revenue excluding government enterprises		-351
Personal income tax	-360
Corporate taxes	-89
Consumption taxes	144
Other revenue	-46

Revenue from government enterprises
Exceptional losses of SGF and the Innovatech corporations		-237
Other		200
Federal transfers		-700

Total		-1 088

Own-source revenue

Own-source revenue excluding government enterprises is adjusted downward by $351 million. This is attributable chiefly to personal income tax revenue that is $360 million lower. Processing of tax returns for 2002 indicates that tax payable in 2003-2004 regarding 2002 was less than anticipated, which also reduces the instalment payments made by taxpayers in 2003. Furthermore, the weak labour market during the first half of the fiscal year was reflected by a growth in wages and salaries slightly below what was expected. Although domestic demand is vigorous, exports have fallen since the beginning of the year because of the lacklustre U.S. economy and the strength of the Canadian dollar in relation to the U.S. dollar. The drop in exports has had a negative effect on shipments in the manufacturing sector and consequently on employment.

Turning to corporate taxes, revenue is adjusted downward by $89 million. The decline in revenue results essentially from a downward adjustment to corporate profits.

Revenue from consumption taxes is adjusted upward by $144 million because of the strength of consumer spending and the rise in the rate of the specific tax on tobacco products that became effective last December 5. This increase will generate $35 million of additional revenue for the government this year.

Presentation of financial transactions 2nd quarter — September 30, 2003

Furthermore, as indicated in section 1, the exceptional losses of $744 million anticipated for SGF and the Innovatech corporations result in a drop in forecast revenue of $237 million in 2003-2004.

TABLE 7

SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC AND INNOVATECH CORPORATIONS — IMPACT ON THE GOVERNMENT'S REVENUE IN 2003-2004 (in millions of dollars)
Société générale de financement du Québec
Forecast as at September 30, 2003	-163
Less: amount forecast in the budget	-26

Adjustment	-137
Innovatech corporations	-100

Total	-237

In addition, revenue from other government enterprises is adjusted upward by $200 million compared to the Budget Speech mainly because of the removal of the losses of the Québec automobile insurance plan. The government intends to table draft legislation within the coming months to separate the insurance mission of the Société de l'assurance automobile du Québec (SAAQ) from its other mandates (issuance of registration certificates and driver's licences, road supervision, ambulance services and others). Accordingly, the funds collected from car owners for the insurance mission of the SAAQ will constitute a fund in trust separate from the amounts collected for its other mandates.

The government will also review the SAAQ's structures and will grant it more autonomy to strengthen its role as an insurance company. These steps, which are consistent with those taken for Québec's farm insurance plan (La Financière agricole du Québec) and the Commission de la santé et de la sécurité du travail (CSST) in recent years, will remove the insurance fund of the SAAQ from the government reporting entity as of 2003-2004. The objective of these changes is in particular to gradually restore the financial situation of the SAAQ, to fully fund the automobile insurance plan and secure its long-term viability.

Federal transfers

The downward adjustment of $700 million to revenue from federal transfers stems chiefly from the impact, on equalization, of the data compiled by Canada Customs and Revenue Agency (CCRA) for taxable income of corporations by province in 2002. These data will be used in the federal calculations next February and will affect equalization payments regarding 2002-2003 and 2003-2004.

The CCRA compilation of corporate taxable income data for 2002 is now very advanced and shows a substantial rise in Québec's share compared to the five provinces that make up the standard of the equalization program, i.e. Québec, Ontario, Manitoba, Saskatchewan and British Columbia. This factor alone causes a negative adjustment of $742 million to equalization.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 8

IMPACT OF ADJUSTMENTS TO TAXABLE CORPORATE INCOME BY PROVINCE ON QUÉBEC'S EQUALIZATION REVENUE
	Adjustment to Québec's share since June (%)	Impact of an increase of 1% in Québec's share ($ million)	Impact ($ million)

2002-2003	+4.0	-86	-348
2003-2004	+4.0	-98	-394

Total			-742

The positive adjustment to Québec's share in 2002 is attributable to the significant drop in taxable income of corporations in Ontario arising in particular from the features of the corporate tax system. Information obtained from CCRA indicates that many Ontario corporations decided to apply losses incurred in prior years against their 2002 profits, thus reducing taxable corporate income in that province.

It should be noted that these are preliminary results. The federal government will announce the equalization payments for fiscal year 2003-2004 in February. In addition, discussions are currently underway with the federal government to reduce the size of the negative adjustments to federal transfers.

Furthermore, uncertainty continues to surround the payment to the provinces of the additional $2 billion for health in 2003-2004 promised at the First Ministers' meeting in February 2003. The federal government recently indicated that it will confirm, in the fall of 2004 rather than next January, the exact amount to be paid. The Québec government reminded the federal government that this decision could create an additional financial impasse of $472 million in 2003-2004, if the funds were not paid by next March 31.

Budgetary expenditure

The forecast of $47 437 million in operating expenditure is maintained. Overruns in program spending incurred by certain ministries will be offset by savings in other ministries. The government intends to use any means necessary to avoid any overrun from now to the end of the fiscal year.

Turning to debt service, the forecast is adjusted downward by $144 million compared to the June 2003 budget. This reflects the fact that interest rates are lower than expected.

Presentation of financial transactions 2nd quarter — September 30, 2003

Non-budgetary transactions

There is no change to forecast non-budgetary requirements, set at $1 823 million in the last Budget Speech.

Financing transactions

The forecast for financing transactions established in the June 12, 2003 Budget Speech is maintained.

Presentation of financial transactions 2nd quarter — September 30, 2003

Results as at September 30, 2003

Own-source revenue is up 0.6% for the first six months of 2003-2004 compared to the corresponding period in 2002-2003, whereas an increase of 3.8% is expected for the year as a whole. This difference is attributable in particular to weak economic growth in the first quarter of this fiscal year. The acceleration of growth in the last half of the fiscal year, which will be reflected in particular in personal income tax and the sales tax, will help return growth in revenue to its forecast annual rate. In addition, the change to the method used to establish revenue from consumption taxes announced in the last budget will result in a rise in the growth rate of own-source revenue in the second half.

Federal transfers are up 26.5% after six months compared to the same period in 2002-2003, whereas a drop of 4.5% is forecast for the year as a whole. The difference in growth rates stems from the encashment, in the first quarter of the fiscal year, of the entire amount placed in trust by the federal government following the federal announcement on health last February.

Regarding operating expenditure, the results recorded as at September 30, 2003 indicate an increase of 4.6% compared to the first six months of 2002-2003, while the expected annual increase is 3.0%. The pace of growth in the first half is compatible with what was forecast on an annual basis.

Debt service is down 0.4% in the first half of fiscal year 2003-2004 compared to the same period in 2002-2003, whereas a rise of 4.0% is expected for the year as a whole. This difference is chiefly the result of capital gains achieved by the Québec government's sinking fund for its borrowings. The revenue of this fund is recorded as a reduction in debt service. These gains are attributable to the exceptional drop in long-term interest rates observed in May and June 2003. However, the rise in interest rates since then should offset these gains by the end of the year.

Gilles Godbout Deputy Minister of Finance

Presentation of financial transactions 2nd quarter — September 30, 2003

Appendix 1

Tables of 2002-2003 and 2003-2004 consolidated financial transactions

Summary of financial transactions	21
Budgetary revenue	22
Budgetary expenditure	23
Non-budgetary transactions	24
Financing transactions	25
New borrowings as at September 30, 2003	26

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Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 9

GOUVERNEMENT DU QUÉBEC
SUMMARY OF FINANCIAL TRANSACTIONS	(Unaudited results)
(in millions of dollars)

	2002-2003	2003-2004			Results as at September 30
	Preliminary results[1]	Budget Speech	Revised forecasts	Annual change %	2002-2003[1]	2003-2004	Change %
Budgetary transactions
Own-source revenue
— excluding government enterprises	39 651	41 423	41 072	3,6	19 103	19 420	1,7
— government enterprises
— exceptional losses of SGF and the Innovatech corporations	-274	-26	-263	-4,0	—	—	—
— other	3 939	3 968	4 168	5,8	1 522	1 329	-12,7
Federal transfers	9 307	9 584	8 884	-4,5	4 029	5 097	26,5

Total revenue	52 623	54 949	53 861	2,4	24 654	25 846	4,8

Operating expenditure	-46 066	-47 437	-47 437	3,0	-23 042	-24 103	4,6
Debt service	-7 085	-7 512	-7 368	4,0	-3 606	-3 593	-0,4

Total expenditure	-53 151	-54 949	-54 805	3,1	-26 648	-27 696	3,9

Shortfall to make up	—	—	944	—	—	—	—

Budgetary balance	-528	0	0	—	-1 994	-1 850	-7,2

Non-budgetary transactions
Investments, loans and advances	-1 552	-1 814	-1 581		-1 220	-793
Fixed assets	-1 482	-1 334	-1 334		-782	-390
Retirement plans	2 007	2 041	2 172		1 090	1 206
Other accounts	-23	-716	-1 080		-884	-1 596

Non-budgetary requirements	-1 050	-1 823	-1 823	—	-1 796	-1 573	-12,4

Net financial requirements	-1 578	-1 823	-1 823	15,5	-3 790	-3 423	-9,7

Financing transactions
Change in cash position	-2 232	4 454	4 454		3 923	3 671
Change in direct debt[2]	5 451	-278	-278		935	634
Retirement plans sinking fund[3]	-1 641	-2 353	-2 353		-1 068	-882

Total financing of transactions	1 578	1 823	1 823	15,5	3 790	3 423	-9,7

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.
1	The 2002-2003 results have been restated on the basis of the budgetary and financial structure in effect for the 2003-2004 fiscal year.
2	The change in direct debt includes new borrowings less repayments of borrowings.
3	This sinking fund receives amounts to be used to eventually cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and is substracted from the interest expenditure recorded with regard to the retirement plans liability.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 10

GOUVERNEMENT DU QUÉBEC
BUDGETARY REVENUE	(Unaudited results)
(in millions of dollars)

	2002-2003	2003-2004			Results as at September 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change %	2002-2003	2003-2004	Change %
Own-source revenue
Income and property taxes
Personal income tax	16 403	16 891	16 531	0,8	7 635	7 582	-0,7
Contributions to Health Services Fund	4 108	4 640	4 647	13,1	2 288	2 398	4,8
Corporate taxes[1]	3 735	3 926	3 837	2,7	1 423	1 447	1,7

	24 246	25 457	25 015	3,2	11 346	11 427	0,7

Consumption taxes
Sales	8 331	9 014	9 112	9,4	4 535	4 668	2,9
Fuel	1 645	1 638	1 666	1,3	836	809	-3,2
Tobacco	867	915	933	7,6	474	480	1,3

	10 843	11 567	11 711	8,0	5 845	5 957	1,9

Duties and permits
Motor vehicles	690	695	695	0,7	285	288	1,1
Alcoholic beverages	155	158	160	3,2	83	73	-12,0
Natural resources[2]	201	128	109	-45,8	92	65	-29,3
Other	178	178	170	-4,5	76	79	3,9

	1 224	1 159	1 134	-7,4	536	505	-5,8

Miscellaneous
Sales of goods and services	440	467	454	3,2	113	118	4,4
Interest	321	352	344	7,2	205	180	-12,2
Fines, forfeitures and recoveries	417	386	379	-9,1	198	222	12,1

	1 178	1 205	1 177	-0,1	516	520	0,8

Revenue from government enterprises
Société des alcools du Québec	540	570	570	5,6	253	260	2,8
Loto-Québec	1 353	1 464	1 464	8,2	673	680	1,0
Hydro-Québec	1 840	2 130	2 130	15,8	514	462	-10,1
Other[3]	-68	-222	-259	—	82	-73	—

	3 665	3 942	3 905	6,5	1 522	1 329	-12,7

Consolidated organizations	2 160	2 035	2 035	-5,8	860	1 011	17,6

Total own-source revenue	43 316	45 365	44 977	3,8	20 625	20 749	0,6

Federal transfers
Programs
Equalization	5 315	4 145	3 290	-38,1	2 351	2 206	-6,2
Canada Health and Social Transfer	2 648	4 133	4 227	59,6	1 032	2 517	—
Other transfers related to fiscal arrangements	34	15	15	-55,9	—	—	—
Other programs	935	895	956	2,2	478	183	-61,7
Consolidated organizations	375	396	396	5,6	168	191	13,7

Total federal transfers	9 307	9 584	8 884	-4,5	4 029	5 097	26,5

Total budgetary revenue	52 623	54 949	53 861	2,4	24 654	25 846	4,8

1	Includes tax on corporate profits, tax on capital and tax on insurance company premiums, as well as tax on telecommunications, gas and electricity.
2	Includes forest, mining and hydraulic resources.
3	The preliminary results for 2002-2003 include exceptional losses for SGF of $274 million. For 2003-2004, the Budget Speech forecast includes exceptional losses for SGF of $26 million, while the revised forecasts include exceptional losses of $163 million for SGF and $100 million for the Innovatech corporations for a total of $263 million.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 11

GOUVERNEMENT DU QUÉBEC BUDGETARY EXPENDITURE (in millions of dollars)	(Unaudited results)

	2002-2003	2003-2004					Results as at September 30
Departments and agencies	Preliminary results	Budget Speech		Revised forecasts	[1]	Annual change %	2002-2003	2003-2004	Change %
Operating expenditure
Assemblée nationale	92	92		94		2,2	43	46	7,0
Personnes désignées par l'Assemblée nationale	64	102		99		54,7	25	68	—
Affaires municipales, Sport et Loisir	1 587	1 581		1 570		-1,1	834	950	13,9
Agriculture, Pêcheries et Alimentation	641	633		636		-0,8	437	424	-3,0
Conseil du trésor et Administration gouvernementale	523	655	[2]	516	[2]	-1,3	194	198	2,1
Conseil exécutif	115	202		154		33,9	56	66	17,9
Culture et Communications	492	497		490		-0,4	268	298	11,2
Développement économique et régional	1 084	848		765		-29,4	388	315	-18,8
Éducation	11 099	11 485		11 477		3,4	5 772	6 089	5,5
Emploi, Solidarité sociale et Famille	5 956	5 846		6 141		3,1	3 021	3 043	0,7
Environnement	177	179		178		0,6	81	83	2,5
Finances (excluding debt service)	127	216	[2]	171	[2]	34,6	47	61	29,8
Justice	542	550		541		-0,2	270	286	5,9
Relations avec les citoyens et Immigration	246	206		203		-17,5	108	108	—
Relations internationales	111	109		108		-2,7	56	61	8,9
Ressources naturelles, Faune et Parcs	509	463		466		-8,4	253	277	9,5
Revenu	778	630		639		-17,9	252	254	0,8
Santé et Services sociaux	17 832	19 115		19 115		7,2	9 223	9 540	3,4
Sécurité publique	871	832		891		2,3	451	508	12,6
Transports	1 434	1 496		1 483		3,4	603	669	10,9
Travail	70	63		63		-10,0	34	32	-5,9

Program spending	44 350	45 800	[3]	45 800		3,3	22 416	23 376	4,3
Consolidated organizations	1 716	1 637		1 637		-4,6	626	727	16,1

Total operating expenditure	46 066	47 437		47 437		3,0	23 042	24 103	4,6

Debt service
Consolidated Revenue Fund	6 536	6 862	[3]	6 718		2,8	3 282	3 275	-0,2
Consolidated organizations	549	650		650		18,4	324	318	-1,9

Total debt service	7 085	7 512		7 368		4,0	3 606	3 593	-0,4

Total budgetary expenditure	53 151	54 949		54 805		3,1	26 648	27 696	3,9

1
The supplementary estimates tabled in the National Assembly last December 10 for fiscal year 2003-2004 are intended to fund additional expenditures of $394 million that are included in the revised forecasts. However, it is expected that savings in other ministries will offset these additional expenditures. The supplementary estimates include a further amount of $177 million that offsets a cost overrun on the appropriations applicable to fiscal 2002-2003 regarding the allowance for sick leave and vacations, but without affecting the amount of budgetary expenditure for 2002-2003 and 2003-2004.

2
These amounts contain provisions allowing transfers of appropriations to various departments and agencies during the fiscal year ending March 31, 2004.

3
Expenditure Budget tabled for 2003-2004.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 12

GOUVERNEMENT DU QUÉBEC NON-BUDGETARY TRANSACTIONS (in millions of dollars)	(Unaudited results)

	2002-2003	2003-2004			Results as at September 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change $	2002-2003	2003-2004	Change $
Investments, loans and advances
Consolidated Revenue Fund
Government enterprises	-1 357	-1 305	-1 082	275	-937	-690	247
Individuals, corporations and others	-45	-210	-200	-155	-275	-111	164
Municipalities and municipal bodies	2	2	2	—	1	3	2

	-1 400	-1 513	-1 280	120	-1 211	-798	413
Consolidated organizations	-152	-301	-301	-149	-9	5	14

Total investments, loans and advances	-1 552	-1 814	-1 581	-29	-1 220	-793	427

Fixed assets
Consolidated Revenue Fund
Net investments	-200	-336	-336	-136	-45	-46	-1
Depreciation	207	214	214	7	95	97	2

	7	-122	-122	-129	50	51	1
Consolidated organizations	-1 489	-1 212	-1 212	277	-832	-441	391

Total fixed assets	-1 482	-1 334	-1 334	148	-782	-390	392

Retirement plans
Employer and employee contributions	4 920	5 190	5 328	408	2 475	2 668	193
Benefits and other payments	-2 913	-3 149	-3 156	-243	-1 385	-1 462	-77

Total retirement plans	2 007	2 041	2 172	165	1 090	1 206	116

Other accounts
Consolidated Revenue Fund	-116	-562	-926	-810	-1 086	-1 627	-541
Consolidated organizations	93	-154	-154	-247	202	31	-171

Total other accounts	-23	-716	-1 080	-1 057	-884	-1 596	-712

Total non-budgetary requirements	-1 050	-1 823	-1 823	-773	-1 796	-1 573	223

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 13

GOUVERNEMENT DU QUÉBEC
FINANCING TRANSACTIONS	(Unaudited results)
(in millions of dollars)

	2002-2003	2003-2004			Results as at September 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change $	2002-2003	2003-2004	Change $
Change in cash position
Consolidated Revenue Fund	-2 813	3 945	3 945	6 758	3 790	4 642	852
Consolidated organizations	581	509	509	-72	133	-971	-1 104

Total change in cash position	-2 232	4 454	4 454	6 686	3 923	3 671	-252

Change in direct debt
Consolidated Revenue Fund
New borrowings
In Canadian dollar	5 314				2 459	2 269	-190
In US dollar	824				748	—	-748
In Euro	1 599				—	—	—
Change in the debt resulting from currency swap transactions	960				-30	-335	-305

	8 697	2 608	2 608	-6 089	3 177	1 934	-1 243

Repayment of borrowings
In Canadian dollar	-929				-930	-1 114	-184
In US dollar	-1 244				-1 244	-947	297
In Euro	-345				-92	-91	1
In Yen	-196				-132	-252	-120
In Australian dollar	-203				—	—	—
Change in the debt resulting from currency swap transactions	-627				-71	-146	-75
Contributions to the sinking fund for Québec government borrowings	-399				-201	31	232

	-3 943	-3 900	-3 900	43	-2 670	-2 519	151

	4 754	-1 292	-1 292	-6 046	507	-585	-1 092

Consolidated organizations
New borrowings	1 875	2 310	2 310	435	1 129	1 629	500
Repayment of borrowings	-1 178	-1 296	-1 296	-118	-701	-410	291

	697	1 014	1 014	317	428	1 219	791

Total change in direct debt	5 451	-278	-278	-5 729	935	634	-301

Retirement plans sinking fund	-1 641	-2 353	-2 353	-712	-1 068	-882	186

Total financing of transactions	1 578	1 823	1 823	245	3 790	3 423	-367

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

Presentation of financial transactions 2nd quarter — September 30, 2003

TABLE 14

GOUVERNEMENT DU QUÉBEC NEW BORROWINGS AS AT SEPTEMBER 30, 2003 (in millions of dollars)
	Date of issue	Date of maturity	Interest rate (%)[1]		Price to investor[2]	Yield to investor[2]	Face value in millions of monetary units	Amount in Canadian dollar[3]

Consolidated Revenue Fund
In Canadian dollar							CAN$
Treasury bills	Various	Various	—	[4]	Various	Various	—	—	[5]

Québec savings products	Various	Various	Various		Various	Various	418	417

Bonds
Bonds	2003-07-28	2036-12-01	5,750		100,555	5,712	500	503
Real return bonds	Various	Various	Various		Various	Various	78	82	[6]
Immigrant Investor program	Various	Various	Various		Various	Various	221	179
Canada Pension Plan Investment Fund	Various	Various	Various		100,000	Various	4	4

							803	768

Medium-term notes on the Canadian market	Various	Various	Various		Various	Various	1 082	1 084

							2 303	2 269

Change in the debt resulting from currency swap transactions								-335

								1 934

Consolidated organizations								1 629

Total new borrowings								3 563

1
Interest payable semi-annually unless another frequency is indicated in a note.
2
Based on semi-annual interest payments.
3
Borrowings in foreign currencies are shown in the Canadian equivalent of the amount received, using the exchange rate of the Bank of Canada at noon on the date of issue.
4
"Zero-coupon" type borrowing.
5
Represents the change in the amount outstanding during the year.
6
The principal and the interest rate of these bonds are adjusted according to the change in the Consumer Price Index in Canada.

Presentation of financial transactions 2nd quarter — September 30, 2003

Appendix 2

Accounting policies

The government's financial transactions include budgetary transactions, non-budgetary transactions and financing transactions.

Budgetary transactions comprise transactions relating to revenue and expenditure, including those for the depreciation of fixed assets.

Non-budgetary transactions cover investments, loans and advances, transactions affecting fixed assets and the retirement plans account as well as the change in certain short-term asset and liability accounts, except the cash position.

Financing transactions show how the government meets the net financial requirements resulting from the budgetary and non-budgetary transactions using the change in direct debt and the government's cash position which includes cash in the bank and short-term investments, less short-term borrowings. These transactions also cover activities relating to the retirement plans.

Significant accounting policies

The Gouvernement du Québec accounts for its financial transactions in accordance with the accounting policies disclosed below. When necessary, the information included in the consolidated financial statements is based on best estimates and judgments.

Reporting entity

The government's reporting entity encompasses departments, agencies, enterprises and special funds which must account for the management of their financial transactions and resources to a Minister or directly to the National Assembly and which are part of the government or under its control.

Fiduciary transactions conducted by certain agencies and funds are not included in the government's reporting entity.

Presentation of financial transactions 2nd quarter — September 30, 2003

Consolidation method

The accounts of the Consolidated Revenue Fund and the other entities included in the government's reporting entity, with the exception of government enterprises, have been standardized and combined line by line in accordance with the accounting policies disclosed below. Inter-entity transactions and balances have been eliminated.

Government enterprises are accounted for using the modified equity method. Therefore, investment in these enterprises is recorded at cost, which is adjusted annually by the government's share in the results of these enterprises with an offsetting entry to revenue, and reduced by the portion of dividends that are paid or reported by an enterprise and that accrue to the government. A government enterprise has all of the following characteristics:

  a)
  it is a separate legal entity that has the authority to enter into contracts in its own name and to go before a court;
  b)
  it is vested with the financial and administrative power to carry out commercial activities;
  c)
  its main activity is the sale of goods or the delivery of services to individuals or to organizations not included in the government's reporting entity;
  d)
  it may, during the normal course of its operations, pursue its activities and settle its debts using revenue from sources not included in the government's reporting entity.

Revenue

Revenue from income and property taxes, consumption taxes, duties, permits, fines and forfeitures is recorded in the fiscal year during which it is received, after deducting reimbursements and other amounts deductible under the applicable legislation. Assessments and amounts billed before the end of the fiscal year are entered as revenue.

Revenue from government of Canada transfers is recorded in the fiscal year during which it is received. However, claims issued and estimates of revenue from transfers related to shared-cost programs without fiscal compensation are recorded in the fiscal year during which the related expenditures are made.

Other revenue is recorded on the accrual basis. Interest income ceases to be recorded when there is no reasonable assurance that the principal or interest will be recovered.

Presentation of financial transactions 2nd quarter — September 30, 2003

Expenditure

Transfers are recorded in the fiscal year during which the events that give rise to them occur, insofar as the transfers have been authorized and once beneficiaries have met the eligibility criteria.

Expenditure includes the cost of goods and services acquired during the fiscal year, with the exception of fixed assets for which an annual depreciation is recorded.

Debt service interest charges resulting from transactions in foreign currency are translated into Canadian dollars at the rates in effect at the time of the transactions.

Financial assets

Short-term investments are recorded at cost and accounts receivable, loans and advances are recorded initially at cost and then brought down to their net recoverable value through valuation allowances.

Investment in government enterprises is recorded using the modified equity method.

Other long-term investments are entered at cost and reduced by any durable loss in value. The loss in value is charged to operations for the fiscal year during which it is known.

Liabilities

Accounts payable and accrued expenses

Specific purpose accounts

The Financial Administration Act (R.S.Q. c. A-6.001) provides for the creation of specific purpose accounts in which amounts received in respect of a contract or an agreement calling for the allocation of funds to a specific purpose may be deposited. Consequently, certain amounts receivable or payable under shared-cost programs without fiscal compensation or as a result of third-party compensation are recorded in specific purpose accounts.

Sick leave and vacations

Obligations relating to sick leave and vacations owed to government employees are recorded as liabilities. The annual change in this account is posted to expenditure.

Presentation of financial transactions 2nd quarter — September 30, 2003

Allowance for losses on guaranteed financial initiatives

Obligations resulting from borrowings and other guaranteed financial initiatives are recorded as liabilities when a loss is probable. The annual change in this allowance is posted to expenditure.

The allowance for probable losses is evaluated using a rate based on past experience regarding losses on each of the guarantee programs. Special guarantees are grouped according to risk level.

Pension plans

Government pension plans are defined benefit pension plans. Within the context of preparing the government's financial statements, obligations relating to vested benefits are evaluated using the actuarial projected benefit method prorated on service, according to the most probable assumptions set by the government with regard, notably, to inflation, interest and employee remuneration. This method has been adjusted, however, to reflect the way in which benefits are earned by employees.

Total cost of plans

The annual cost of vested benefits for all pension plans, including the cost of changes to the plans, and the amortization of adjustments to estimates based on actuarial gains or losses are charged to expenditure, with an offsetting entry in the retirement plans account, i.e. pension plan liability. Changes to actuarial assumptions are included in the adjustments to estimates based on actuarial gains or losses.

In the case of the Government and Public Employees Retirement Plan (RREGOP), the Pension Plan of Management Personnel (PPMP), the Civil Service Superannuation Plan (CSSP), the Teachers Pension Plan (TPP), the Pension Plan of Certain Teachers (PPCT) and transfers from the TPP and the CSSP to RREGOP and the PPMP, adjustments to estimates based on actuarial gains or losses are amortized using the straight-line method over a period corresponding to the estimated average remaining years of service of participants in these plans as a whole. However, adjustments to estimates based on actuarial gains or losses for the other pension plans are amortized over a period corresponding to the estimated average remaining years of service of participants in each plan.

The total cost of the pension plans also includes interest charges on obligations relating to vested benefits, with an offsetting entry to liabilities in the retirement plans account. The investment income of the Retirement Plans Sinking Fund, created to pay for benefits under these plans, is taken into account in computing interest charges on obligations relating to vested benefits.

Presentation of financial transactions 2nd quarter — September 30, 2003

Debts

Borrowings are recorded at the amount received at time of issue, adjusted by the premium or discount amortization to obtain the amount of principal repayable at maturity. The amortization is calculated using the effective rate for each borrowing.

Issue expenses are deferred and amortized over the term of each borrowing using the straight-line method. The unamortized balance is included in deferred expenses related to debts.

Borrowings in foreign currency are translated into Canadian dollars at the rates in effect on March 31.

Foreign exchange gains or losses resulting from the translation of borrowings are deferred and amortized over the remaining term of each borrowing using the straight-line method.

Derivative instruments

The government uses derivative instruments to manage foreign exchange and interest rate risks related to debts. These instruments are recorded at cost.

Derivative instruments used to manage the foreign exchange risk associated with the repayment of interest and principal on borrowings and with the cash management transactions such risk management entails, including currency swap contracts and foreign exchange forward contracts, are translated into Canadian dollars at the rates in effect on March 31. The components of these instruments, namely, financial assets and liabilities, are offset against one another and shown as "Debts" items.

Interest rate exchanges stemming from interest rate swap contracts used to change exposure to interest rate risk over the long term are reconciled with interest charges for the borrowings with which these swap contracts are associated.

Gains or losses on derivative instruments are deferred and amortized over the term of each contract. However, foreign exchange gains or losses on short-term contracts aimed at modifying the foreign exchange risk associated with long-term borrowings are amortized over the remaining term of the borrowing portfolio in the currency concerned using the straight-line method.

Sinking funds

Securities held by the sinking fund are recorded at the amount paid at the time of purchase, adjusted by the premium or discount amortization to obtain the amount of principal receivable at maturity. The amortization is calculated on the basis of the effective rate for each security.

Presentation of financial transactions 2nd quarter — September 30, 2003

The difference between the book value of a security and the amount received at the time of its disposal is charged to results.

Fixed assets

Fixed assets consist of acquired, built, developed or improved non-financial assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

They include land, buildings, facilities such as parks and outdoor recreational areas, complex networks such as dams, canals, roads and bridges, equipment such as vehicles and furniture, and the development of data processing systems.

Fixed assets are recorded at cost and depreciated using a logical, systematic method over a period corresponding to their useful life. They are a component of net debt. Their cost includes financing charges capitalized during their construction, improvement or development.

The cost of fixed assets held under capital leases is equal to the present value of payments due. Works of art and historic property are not recorded as fixed assets but are mentioned in a note to the financial statements, and their cost is charged to expenditure for the fiscal year during which they are acquired.

Fixed assets acquired through donation or for a nominal fee are recorded at their fair value at the time of acquisition with an offsetting entry to deferred revenue liabilities, which are gradually transferred to operating results using the same term and method of amortization as for the fixed assets concerned. However, land is recorded at its nominal value.

Sums received from agencies not included in the government's reporting entity for the purchase of fixed assets are recorded as deferred revenue liabilities and gradually transferred to operating results using the same term and method of amortization as for the fixed assets concerned. However, contributions received for the purchase of land are deducted from the latter's cost.